Bennett Jones LLP

4500 Bankers Hall East, 855 - 2nd Street SW
Calgary, Alberta, Canada T2P 4K7
Tel: 403.298.3100 Fax: 403.265.7219
www.bennettjones.com

RECEIVED
2009 AUG 12 P 12: 16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

09046744

Kahlan Mills
Direct Line: 403.298.2072
e-maile-mail: millsk@bennettjones.com
Our File No.: 44609-8

August 11, 2009

SUPPL

DELIVERED BY COURIER

Office of International Corporate Finance
Division of Corporate Finance
450 - 5th Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Re: Calfrac Well Services Ltd.
File No. 82-34909
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to the requirements of Rule 12g3-2(b) made under the *Securities Exchange Act of 1934*, as amended, please find enclosed herewith a copy of the public disclosure document of our client, Calfrac Well Services Ltd. ("Calfrac"), identified in the attached Schedule.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page.

We ask that you kindly confirm receipt of this document by stamping the enclosed duplicate of this letter and returning to the undersigned in the enclosed self-addressed envelope. We have included a coupon redeemable for the appropriate postage to facilitate your return of such duplicate letter.

Yours truly,

BENNETT JONES LLP

S. George

for: Kahlan Mills

KM/sg
Enclosures

cc: Mark Paslawski, General Counsel – Calfrac Well Services Ltd.

dlw 8/13

SCHEDULE

Press Releases

1. News release - English, date of filing August 7, 2009.

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Calfrac Announces Second Quarter Results and Expansion Program

CALGARY, Aug. 6 /CNW/ - Calfrac Well Services Ltd. ("Calfrac" or "the Company") (TSX-CFW) announces its financial and operating results for the three months and six months ended June 30, 2009 and expansion program.

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HIGHLIGHTS

	Three Months Ended June 30,			Six Months Ended June 30,		
	2009	2008	Change	2009	2008	Change
(000s, except per share and unit data) (unaudited)	($)	($)	(%)	($)	($)	(%)
Financial						
Revenue	104,727	94,657	11	285,115	240,283	19
Operating income (loss)(1)	4,052	(1,008)	502	31,479	28,469	11
Net loss	(14,770)	(15,469)	5	(9,242)	(1,200)	(670)
Per share - basic	(0.39)	(0.41)	5	(0.24)	(0.03)	(700)
Per share - diluted	(0.39)	(0.41)	5	(0.24)	(0.03)	(700)
Funds provided by operations(2)	128	(9)	-	22,841	28,780	(21)
Per share - basic	-	-	-	0.61	0.77	(21)
Per share - diluted	-	-	-	0.61	0.77	(21)
EBITDA(3)	4,340	(813)	634	30,285	30,234	-
Per share - basic	0.11	(0.02)	650	0.80	0.81	(1)
Per share - diluted	0.11	(0.02)	650	0.80	0.80	-
Working capital (end of period)	111,864	94,056	19	111,864	94,056	19
Shareholders' equity (end of period)	380,515	364,068	5	380,515	364,068	5
Weighted average common Shares outstanding (No.)						
Basic	37,742	37,728	-	37,742	37,558	-
Diluted	37,742	37,952	(1)	37,742	37,598	-
Operating (end of period)						
Pumping horsepower (000s)				319	255	25

Coiled tubing units (No.)	18	18	-
Cementing units (No.)	20	17	18

(1) Operating income is defined as net income (loss) plus depreciation, interest, equity share of net income from long-term investments, foreign exchange gains or losses, gains or losses on disposal of capital assets, income taxes and non-controlling interest. Management believes that operating income is a useful supplemental measure as it provides an indication of the financial results generated by Calfrac's business segments prior to consideration of how these segments are financed or how they are taxed. Operating income is a measure that does not have any standardized meaning under generally accepted accounting principles ("GAAP") and, accordingly, may not be comparable to similar measures used by other companies.

(2) Funds provided by operations is defined as cash provided by operating activities before the net change in non-cash operating assets and liabilities. Funds provided by operations is a measure that provides shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes this measure to assess the Company's ability to finance operating activities and capital expenditures. Funds provided by operations is a measure that does not have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.

(3) EBITDA is defined as net income (loss) before interest, taxes, depreciation, amortization and non-controlling interest. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.

PRESIDENT'S MESSAGE

I am pleased to present Calfrac's operating and financial highlights for the three and six months ended June 30, 2009 and discuss our prospects for the remainder of the year. During the second quarter, our Company:

- achieved record levels of fracturing and coiled tubing activity in Western Siberia with increased revenue and improved margins;
- commenced fracturing operations in the Chicontepec region of Mexico;
- experienced strong levels of fracturing and cementing activity in the Fayetteville shale play in Arkansas;
- continued to improve its strong Environment, Health and Safety (EH&S) system through the introduction of several new safety initiatives such as the Job Safety Analysis program;
- received an award for outstanding safety performance by a major oil and natural gas producer in southern Alberta;
- concluded a thorough assessment of the workforce in order to assemble and retain the strongest possible teams;
- suspended primary cementing operations in western Canada and began redeploying equipment and personnel to the United States and Mexico

during the third quarter; and

- completed cost reduction measures in Canada and the United States through workforce planning which resulted in additional restructuring costs of $0.6 million in the second quarter and a total reduction in Canadian and United States personnel of approximately 30 percent with an estimated cost savings in excess of $2.0 million per month.

Financial Highlights

For the three months ended June 30, 2009, the Company generated:

- revenue of $104.7 million, an increase of 11 percent from the second quarter of 2008;

- operating income of $4.1 million versus an operating loss of $1.0 million in the comparable period in 2008; and

- a net loss of $14.8 million or $0.39 per share compared to $15.5 million or $0.41 per share in the same period in 2008.

For the six months ended June 30, 2009, the Company's results included:

- revenue of $285.1 million, an increase of 19 percent from 2008;

- a net loss of $9.2 million or $0.24 per share compared to $1.2 million or $0.03 per share in the same period in 2008;

- funds provided by operations of $22.8 million or $0.61 per share versus $28.8 million or $0.77 per share in the same quarter of 2008; and

- working capital of $111.9 million and $60.0 million of unutilized credit facilities at the end of the quarter.

Overall Calfrac continues to benefit from its solid presence in several key North American unconventional resource plays, where drilling activity remains relatively strong and revenue per job is high, as well as the positive momentum achieved in its international markets.

Operational Highlights

Canada
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During the second quarter, the Company's fracturing and coiled tubing activity in western Canada was concentrated in the Horn River unconventional natural gas resource play located in northeast British Columbia. The low natural gas price environment plus normal spring break-up weather conditions significantly reduced shallow gas and coalbed methane activity levels in central and southern Alberta. In April, Calfrac suspended its primary cementing operations in Canada and commenced transferring equipment and personnel to other international operating regions. The cost rationalization measures instituted early in the second quarter helped to mitigate the financial impact of the market slowdown.

United States

Fracturing and cementing activity levels in Arkansas remained strong during the second quarter; however, competitive pricing pressures negatively impacted operating income on a sequential quarterly basis. The low price environment for natural gas continued to significantly impact fracturing

activity levels in the Rocky Mountain region. In response to these deteriorating market conditions, the Company transferred personnel and equipment into Arkansas, after having realigned its cost structure during the first quarter.

Russia

In Russia, fracturing and coiled tubing activity levels reached record levels, which resulted in strong financial performance from this geographic segment. The reported Canadian dollar financial results, however, were negatively impacted by a 15 percent decline in the value of the Russian rouble from the second quarter of 2008. The five annual contracts signed during the first quarter are expected to sustain the current high level of equipment utilization throughout the remainder of the year.

Mexico

The completion of a greater number of larger and more technically demanding jobs in the Burgos field and the commencement of fracturing operations in the Chicontepec region during May, where the Company began introducing a new technology to Pemex, resulted in a significant improvement in year-over-year financial performance in Mexico. The Company expects this positive momentum to continue throughout the year.

Argentina

During the second quarter, activity levels for the Company's cementing operations in Argentina reached record levels, resulting in improved financial performance from this geographic market. The Company used a conservative approach in entering this new market during the second quarter of 2008 and continues to develop new market opportunities as the Argentina business environment improves.

Corporate

The Company continued to focus on improving its strong EH&S systems by introducing several initiatives to enhance safe work practices such as Job Safety Analysis. This program is aligned with the EH&S programs of some of our major customers and mandates a review of potential site hazards before any job is performed. During the second quarter, Calfrac was recognized by a major oil and natural gas producer for its long-standing superior safety performance.

Calfrac's People Strategy places a strong emphasis on workforce planning, as understanding current and future staffing needs is essential to meeting customer expectations. In the second quarter, Calfrac conducted a thorough assessment of its workforce. Its aim was to assemble and retain the strongest possible teams as we managed through the current economic downturn. The result was a workforce reduction in Canada and the United States of approximately 30 percent. Since this reduction, our turnover rate has declined to a very low level and the quality of our service has continually improved. Additionally, we recently launched a new benefits plan for Canadian employees to provide more choice and enhanced coverage for them and their families on a cost neutral basis to the Company.

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Outlook and Business Prospects

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The global economic recession has lowered the demand for oil and natural gas which has led to a significant decline in drilling activity as well as increased price competition for pressure pumping services in Canada and the United States. North American natural gas prices are anticipated to remain low for the near term. In response to these adverse market conditions, the Company thoroughly realigned its cost structure through significant workforce

reductions in Canada and the United States, wage and retirement contribution rollbacks as well as cuts to discretionary operating expenses. The Company also suspended primary cementing operations in the Canadian market during April and is currently redeploying a good portion of these assets into more active international markets. These measures have contributed to maintaining the Company's strong financial foundation entering the third quarter, including a 19 percent year-over-year increase in working capital to approximately $112 million.

Fracturing and coiled tubing activity levels in Canada are highly uncertain but are anticipated to improve as the year progresses. To date in the third quarter of 2009, activity levels in northwest Alberta, northeast British Columbia and southeast Saskatchewan are increasing as certain oil and natural gas producers increase their focus on unconventional drilling in the Montney, Horn River and Bakken resource plays. Most recently the Company completed a large scale operation for a major oil and natural gas company in the Horn River region as the general contractor employing an array of multiple services in record time with major cost savings to the customer. These wells are typically drilled horizontally and require multiple fractures and large pumping horsepower. Each such well has many times the revenue impact to Calfrac as compared to conventional well completion methods.

In the United States, fracturing and cementing activity in the Fayetteville shale play of Arkansas is expected to remain relatively strong throughout the remainder of 2009, thanks to strong rates of return on these highly productive wells. While the Company has experienced significant pricing pressure in this market, Calfrac believes that pricing has stabilized. Fracturing activity in the Rocky Mountains region is expected to remain low until natural gas prices increase significantly due to the typically higher-cost nature of the natural gas pools drilled in this region. Consequently, Calfrac reduced its workforce in Colorado and redeployed equipment and certain key personnel to our operations district in Beebe, Arkansas. Additional cementing assets were transferred to this region with the demand increase for the Company's cementing technologies.

As a result of annual contracts signed with two of Russia's largest oil and natural gas companies, Calfrac expects that its fracturing and coiled tubing equipment fleet will remain highly utilized throughout 2009. The higher equipment utilization has resulted in increased operating efficiencies which are expected to maintain Calfrac's financial performance in this region at strong levels of operating income as a percentage of revenue.

In May, the Company commenced fracturing operations in Poza Rica, Mexico servicing the Chicontepec oil and natural gas field for Pemex. During the third quarter, Calfrac commenced cementing operations by redeploying four cementing crews including bulk transportation and mixing plant equipment with related infrastructure from Canada into the Chicontepec region, thus diversifying its pressure pumping operations in Mexico. This expansion is anticipated to lead to higher levels of overall equipment utilization and to improve this geographic segment's financial performance.

In Argentina, Calfrac plans to add a third cementing unit during the third quarter of 2009 to meet increasing customer demand in this market. The Company's Latin America management team will continue to evaluate opportunities to broaden the scale of these operations and continue to support the growth in Mexico.

Calfrac is pleased to announce that the Company recently entered into an agreement to purchase the fracturing assets of a U.S. competitor, Pure Energy Services, for a total purchase price of approximately $42.8 million. This price represents a discount to net book value and replacement cost. The assets include approximately 45,000 of pumping horsepower, high-rate blenders, and related sand handling equipment. The Company will also acquire certain land and a rail spur associated with these operations. In addition to this acquisition, Calfrac is also pleased to announce that its Board of Directors has approved a $26 million increase to the 2009 capital budget for a revised total of $41 million. The total approved capital budget for 2009, including $20 million of carryforward capital from 2008, is now $61 million. The combination of this asset acquisition and the increment to the capital budget will allow Calfrac to further expand its geographical footprint in the U.S.

pressure pumping market as well as supplement the Company's fracturing and coiled tubing equipment fleet for its growing markets within Canada, Russia and Mexico. In Canada, Calfrac will augment its horsepower capabilities and expand its deep coiled tubing equipment fleet as the Company continues to gain a larger presence servicing Canada's unconventional natural gas resource plays. The increase in the 2009 capital program will also focus on further expansion opportunities in both Russia and Mexico. The capital allocated to Russia will target expanding our coiled tubing fleet while Mexican capital will facilitate the commencement of cementing operations as well as increase Calfrac's presence in the Mexican fracturing market. These additional capital expenditures are expected to be funded from the Company's cash on hand, funds provided by operations and available credit facilities.

The Company is currently in negotiations with its lenders regarding its credit facilities. The Company expects to conclude this process in the next few weeks.

Overall, short-term demand for pressure pumping services remains uncertain, particularly in North America. Calfrac's long-term outlook for the pressure pumping industry, however, remains strong. Calfrac has extensively rationalized its cost structure and improved its operating efficiencies. Calfrac's geographical diversification continues to benefit the Company. The Company believes that the improving financial performance of its international segments can be extended. The Company is confident that it can maintain its strong balance sheet and will strive to best execute its strategy through these difficult market conditions. Calfrac believes that the strengths of its business model and its conservative approach to the current economic challenges leave it well-positioned to capitalize on future opportunities.

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On behalf of the Board of Directors,

Douglas R. Ramsay
President & Chief Executive Officer

August 6, 2009

2009 Overview

In the second quarter of 2009, the Company:

- increased revenue by 11 percent to $104.7 million from $94.7 million in the second quarter of 2008;

- reported a net loss of $14.8 million or $0.39 per share compared to a net loss of $15.5 million or $0.41 per share in the comparable 2008 period;

- suspended primary cementing operations in Canada and began redeploying a significant portion of this equipment into the United States and Latin America during the third quarter;

- completed cost reduction measures in Canada and incurred an additional $0.6 million of restructuring costs during the second quarter of 2009; and

- recorded a foreign exchange loss of $0.5 million versus a foreign exchange gain of $0.1 million in the comparable period of 2008.

For the six months ended June 30, 2009 the Company:

- increased revenue by 19 percent to $285.1 million from $240.3 million in the comparative period in 2008;

- reported a net loss of $9.2 million or $0.24 per share compared to a net loss of $1.2 million or $0.03 per share in the comparable 2008 period;
- incurred capital expenditures of $25.7 million primarily to bolster the Company's fracturing equipment fleet;
- combined Calfrac's Mexico and Argentina operations under an experienced management team to form a new Latin America division;
- initiated cost reduction measures in Canada and the United States through workforce planning which resulted in restructuring costs of $1.5 million during the first six months of 2009 and a 30 percent reduction in personnel; and
- incurred a foreign exchange loss of $2.1 million versus a foreign exchange gain of $1.5 million in the comparable period of 2008.

Financial Overview - Three Months Ended June 30, 2009 Versus 2008

Canada

Three Months Ended June 30,	2009	2008	Change
(000s, except operational information) (unaudited)	($)	($)	(%)
Revenue	26,529	32,231	(18)
Expenses			
Operating	25,632	38,744	(34)
Selling, General and Administrative (SG&A)	2,217	2,299	(4)
	27,849	41,043	(32)
Operating loss(1)	(1,320)	(8,812)	85
Operating loss (%)	-5.0%	-27.3%	82
Fracturing revenue per job ($)	153,680	60,792	153
Number of fracturing jobs	143	444	(68)

(1) Refer to "Non-GAAP Measures" on page 16 for further information.
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Revenue

Revenue from Calfrac's Canadian operations during the second quarter of 2009 decreased by 18 percent to $26.5 million from $32.2 million in the comparable three-month period of 2008. Canadian fracturing revenue for the quarter totalled $22.0 million, a decrease of 19 percent from the $27.0 million generated in the corresponding quarter of 2008. The Company completed 143 Canadian fracturing jobs for average revenue of $153,680 per job in the second quarter of 2009 compared to 444 jobs for average revenue of $60,792 per job in the comparable period of 2008. The higher average revenue per job was primarily due to an increase in the proportion of larger jobs completed in the Horn River unconventional resource plays located in northeast British Columbia, combined with fewer lower-revenue fracturing jobs being completed in the shallow gas market of southern Alberta.

Revenue from the Company's coiled tubing operations in western Canada increased by $0.4 million from the comparable period in 2008 to $3.8 million in the second quarter of 2009. During this period Calfrac completed 147 jobs

for average revenue of $25,661 per job compared to 275 jobs for average revenue of $12,374 per job in the comparable quarter of 2008. The increase in the average revenue per job was due primarily to an increase in activity in the deeper reservoirs of western Canada which generates fewer but higher-revenue jobs, as well as to a reduction in coiled tubing activity in the shallow gas-producing regions of southern Alberta, which normally generate a high number of lower-revenue jobs.

Calfrac's Canadian cementing operations during the second quarter of 2009 realized revenue of $0.8 million, a decrease of 57 percent from the $1.8 million recorded in the corresponding quarter of 2008. For the three months ended June 30, 2009, the Company completed 38 jobs for average revenue of $20,556 per job, compared to 166 jobs for average revenue of $11,062 per job in the comparative period of 2008. The increase in average revenue per job was due primarily to a higher proportion of jobs being completed in the deeper basins of western Canada, offset slightly by competitive pricing pressures. The steep decline in the number of jobs completed was due mainly to the Company suspending its primary cementing operations in Canada during April 2009.

Operating Expenses

Operating expenses in Canada decreased by 34 percent to $25.6 million during the second quarter of 2009 from $38.7 million in the same period of 2008. The decrease in Canadian operating expenses was mainly due to higher than normal equipment repair, transportation and personnel expenses during the second quarter of 2008 offset partially by restructuring costs of $0.6 million in 2009.

SG&A Expenses

SG&A expenses for Calfrac's Canadian operations were $2.2 million during the second quarter of 2009 versus $2.3 million in the corresponding period of 2008.

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United States

Three Months Ended June 30,	2009	2008	Change
(000s, except operational information) (unaudited)	($)	($)	(%)
Revenue	42,954	41,767	3
Expenses			
Operating	41,792	29,810	40
SG&A	1,595	1,688	(6)
	43,387	31,498	38
Operating income (loss)(1)	(433)	10,269	(104)
Operating income (loss) (%)	-1.0%	24.6%	(104)
Fracturing revenue per job ($)	78,911	56,820	39
Number of fracturing jobs	497	693	(28)
Cdn$/US$ average exchange rate(2)	1.1670	1.0080	16

(1) Refer to "Non-GAAP Measures" on page 16 for further information.
(2) Source: Bank of Canada.

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Revenue

Revenue from Calfrac's United States operations increased during the

second quarter of 2009 to $43.0 million from $41.8 million in the comparable quarter of 2008. In the second quarter of 2009, the Company completed 497 fracturing jobs in the United States for average revenue of $78,911 per job compared to 693 jobs for average revenue of $56,820 per job in the second quarter of 2008. The increases in United States revenue and revenue per job were due primarily to higher fracturing activity levels and larger job sizes in Arkansas combined with the appreciation in the value of the United States dollar, offset partially by lower fracturing activity levels in Colorado and competitive pricing pressures.

During the second quarter of 2009, revenue from Calfrac's cementing operations in the United States was $3.7 million, an increase of 56 percent from the corresponding quarter of 2008. For the three months ended June 30, 2009, the Company completed 207 jobs for average revenue of $18,046 per job, compared to 187 jobs for average revenue of $12,785 per job in the comparative period of 2008. The increase in average revenue per job was due primarily to the completion of a higher proportion of long-string cementing jobs in Arkansas and the appreciation of the U.S. dollar.

Operating Expenses

Operating expenses in the United States were $41.8 million for the second quarter of 2009, an increase of 40 percent from the comparative period in 2008 primarily due to the impact of the higher value of the United States dollar, increased usage of proppant resulting from the completion of larger fracturing jobs, higher equipment repair expenses as well as higher operating costs related to the increased scale and activity levels of the Company's cementing operations in Arkansas.

SG&A Expenses

SG&A expenses in the United States during the second quarter of 2009 decreased by 6 percent from the comparable period in 2008 to $1.6 million primarily due to lower personnel costs, offset partially by the appreciation in the value of the United States dollar.

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Russia

Three Months Ended June 30,	2009	2008	Change
(000s, except operational information) (unaudited)	($)	($)	(%)
Revenue	19,193	15,057	27
Expenses			
Operating	11,719	11,009	6
SG&A	881	1,019	(14)
	12,600	12,028	5
Operating income(1)	6,593	3,029	118
Operating income (%)	34.4%	20.1%	71
Fracturing revenue per job ($)	76,419	135,997	(44)
Number of fracturing jobs	157	59	166
Cdn$/rouble average exchange rate(2)	0.0363	0.0427	(15)

(1) Refer to "Non-GAAP Measures" on page 16 for further information.
(2) Source: Bank of Canada.
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Revenue

During the second quarter of 2009, the Company's revenue from Russian operations increased by 27 percent to $19.2 million from $15.1 million in the corresponding three-month period of 2008. Fracturing revenue in the second quarter of 2009 was $12.0 million versus $8.0 million in the corresponding quarter of 2008. In the second quarter of 2009, the Company completed 157 Russian fracturing jobs for average revenue of $76,419 per job compared to 59 jobs for average revenue of $135,997 per job in the comparable period of 2008.

Revenue from the Company's coiled tubing operations in Western Siberia during the second quarter of 2009 increased slightly to $7.2 million from $7.0 million in the comparable period of 2008. During this period, Calfrac completed 156 jobs for average revenue of $46,124 per job compared to 119 jobs for average revenue of $59,102 per job in the comparable quarter of 2008.

In Russia, fracturing and coiled tubing revenue per job for the three months ended June 30, 2009 decreased from the comparable period in 2008 mainly due to smaller job sizes, lower annual contract pricing and the depreciation of the Russian rouble by 15 percent versus the Canadian dollar. Total revenue during the second quarter of 2009 was higher than the comparative three-month period in 2008 primarily due to the impact of the above-noted items being offset by higher fracturing and coiled tubing activity levels.

Operating Expenses

Operating expenses in Russia in the second quarter of 2009 were $11.7 million compared to $11.0 million in the corresponding period of 2008. The increase in operating expenses was primarily due to higher personnel costs offset partially by the depreciation in the Russian rouble against the Canadian dollar.

SG&A Expenses

SG&A expenses in Russia were $0.9 million for the three-month period ended June 30, 2009 versus $1.0 million in the same quarter of 2008. The decrease was primarily due to the depreciation of the Russian rouble.

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Latin America

Three Months Ended June 30,	2009	2008	Change
(000s, except operational information) (unaudited)	($)	($)	(%)
Revenue	16,051	5,602	187
Expenses			
Operating	12,257	6,115	100
SG&A	645	237	172
	12,902	6,352	103
Operating income (loss)(1)	3,149	(750)	520
Operating income (loss) (%)	19.6%	-13.4%	246
Cdn$/Mexican peso average exchange rate(2)	0.0876	0.0969	(10)
Cdn$/Argentine peso average exchange rate(2)	0.3088	0.3173	(3)

(1) Refer to "Non-GAAP Measures" on page 16 for further information.
(2) Source: Bank of Canada.
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Revenue

Calfrac's Latin America operations generated total revenue of $16.1 million during the second quarter of 2009 versus $5.6 million in the comparable three-month period in 2008. For the three months ended June 30, 2009 and 2008, revenue generated through subcontractors was $3.0 million and $2.0 million, respectively. The increase in revenue was primarily due to higher fracturing activity and the completion of larger jobs in Mexico as well as higher cementing activity levels in Argentina.

Operating Expenses

Operating expenses in Latin America for the three months ended June 30, 2009 doubled from the comparative period in 2008 to $12.3 million. This increase was due primarily to higher fracturing activity and higher product costs related to the completion of larger fracturing jobs in Mexico combined with incremental expenses related to the Company's operations in Argentina which began during the second quarter of 2008.

SG&A Expenses

SG&A expenses in Latin America increased by $0.4 million from the comparable quarter of 2008 to $0.6 million in the second quarter of 2009 primarily due to the Company's expanded scale of operations in Mexico and Argentina.

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Corporate

Three Months Ended June 30,	2009	2008	Change
(000s) (unaudited)	($)	($)	(%)
Expenses			
Operating	630	557	13
SG&A	3,307	4,187	(21)
	3,937	4,744	(17)
Operating loss(1)	(3,937)	(4,744)	17

(1) Refer to "Non-GAAP Measures" on page 16 for further information.

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Operating Expenses

Operating expenses primarily relate to manufacturing and R&D personnel located in the Corporate headquarters who directly support the Company's global field operations. The 13 percent increase in Corporate operating expenses from the second quarter of 2008 is mainly due to an increase in the number of personnel directly supporting the Company's broader scale of operations.

SG&A Expenses

For the three months ended June 30, 2009, Corporate SG&A expenses decreased by 21 percent from the comparable 2008 period to $3.3 million, mainly due to lower stock-based compensation expenses.

Interest and Depreciation Expenses

The Company's net interest expense of $3.5 million for the second quarter of 2009 represented an increase of $0.8 million from $2.7 million in the comparable period of 2008. This increase was primarily due to higher reported

interest expense related to the Company's unsecured senior notes resulting from the appreciation in the value of the United States dollar and additional interest expense related to the $30.0 million drawdown on the Company's credit facilities.

For the three months ended June 30, 2009, depreciation expense increased by 24 percent to $15.2 million from $12.3 million in the corresponding quarter of 2008, mainly as a result of the Company's larger fleet of equipment operating in North America and the appreciation in the value of the United States dollar.

Foreign Exchange Losses (Gains)

The Company incurred a foreign exchange loss of $0.5 million during the second quarter of 2009 versus a foreign exchange gain of $0.1 million in the comparative three-month period of 2008. Foreign exchange gains and losses arise primarily from the translation of Calfrac's international operations in Russia, Mexico and Argentina using the temporal method. On a quarter-over-quarter basis, the change in foreign exchange losses (gains) was mainly due to the impact of the appreciation of the Canadian dollar on United States dollar-denominated assets held in the Company's Russian segment during the second quarter of 2009.

Income Tax Expenses

The Company recorded income tax expense of $0.4 million during the second quarter of 2009 compared to an income tax recovery of $0.3 million in the comparable period of 2008. The effective income tax rate for the three months ended June 30, 2009 was negative 3 percent compared to an effective tax rate of 2 percent in the same quarter of 2008. The increase in total income tax expense was primarily due to higher profitability in Russia, Mexico and Argentina offset partially by lower profitability in the United States. The low effective income tax rate for the second quarter of both 2009 and 2008 is a reflection of significant losses incurred in Canada for tax purposes where income taxes are recovered at a significantly lower effective tax rate due to tax attributes from the amalgamation in 2004 with Denison Energy Inc.

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Summary of Quarterly Results

Three Months Ended	Sept. 30, 2007	Dec. 31, 2007	Mar. 31, 2008	June 30, 2008
(000s, except per share and unit data) (unaudited)	($)	($)	($)	($)
Financial				
Revenue	129,585	114,450	145,627	94,657
Operating income (loss)(1)	34,024	19,872	29,477	(1,008)
Net income (loss)	16,441	3,653	14,269	(15,469)
Per share - basic	0.45	0.10	0.38	(0.41)
Per share - diluted	0.45	0.10	0.38	(0.41)
Funds provided by operations(1)	28,398	19,582	28,790	(9)
Per share - basic	0.78	0.53	0.77	-
Per share - diluted	0.78	0.53	0.77	-
EBITDA(1)	34,107	18,790	31,047	(813)
Per share - basic	0.94	0.51	0.83	(0.02)
Per share - diluted	0.93	0.51	0.83	(0.02)
Capital expenditures	11,345	12,101	14,820	19,341
Working capital (end of period)	99,696	92,156	111,989	94,056
Shareholders' equity				

(end of period)	336,858	350,915	377,056	364,068
Operating (end of period)				
Pumping horsepower (000s)	N/A	N/A	232	255
Coiled tubing units (No.)	17	18	18	18
Cementing units (No.)	16	16	17	17

Three Months Ended	Sept. 30, 2008	Dec. 31, 2008	Mar. 31, 2009	June 30, 2009
(000s, except per share and unit data) (unaudited)	($)	($)	($)	($)
Financial				
Revenue	151,650	172,430	180,388	104,727
Operating income (loss)(1)	27,812	25,658	27,427	4,052
Net income (loss)	11,203	7,861	5,528	(14,770)
Per share - basic	0.30	0.21	0.15	(0.39)
Per share - diluted	0.30	0.21	0.15	(0.39)
Funds provided by operations(1)	27,128	24,838	22,713	128
Per share - basic	0.72	0.66	0.60	-
Per share - diluted	0.72	0.66	0.60	-
EBITDA(1)	26,983	26,740	25,945	4,340
Per share - basic	0.71	0.71	0.69	0.11
Per share - diluted	0.71	0.71	0.69	0.11
Capital expenditures	18,414	32,233	15,857	9,862
Working capital (end of period)	104,700	100,575	129,532	111,864
Shareholders' equity (end of period)	378,890	393,476	402,537	380,515
Operating (end of period)				
Pumping horsepower (000s)	287	287	303	319
Coiled tubing units (No.)	18	18	18	18
Cementing units (No.)	18	18	20	20

(1) Refer to "Non-GAAP Measures" on page 16 for further information.
N/A - Not Available

Financial Overview - Six Months Ended June 30, 2009 Versus 2008

Canada

Six Months Ended June 30,	2009	2008	Change
(000s, except operational information) (unaudited)	($)	($)	(%)
Revenue	111,604	115,316	(3)
Expenses			
Operating	98,649	98,916	-
SG&A	4,938	4,609	7

	103,587	103,525	-
Operating income(1)	8,017	11,791	(32)
Operating income (%)	7.2%	10.2%	(29)
Fracturing revenue per job ($)	93,764	55,011	70
Number of fracturing jobs	1,008	1,717	(41)

(1) Refer to "Non-GAAP Measures" on page 16 for further information.
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Revenue

Revenue from Calfrac's Canadian operations during the first six months of 2009 decreased by 3 percent to $111.6 million from $115.3 million in the comparable six-month period of 2008. Canadian fracturing revenue for the period totalled $94.5 million, consistent with the corresponding period of 2008. The Company completed 1,008 Canadian fracturing jobs for average revenue of $93,764 per job in the first six months of 2009 compared to 1,717 jobs for average revenue of $55,011 per job in the comparable period of 2008. The higher average revenue per job was primarily due to an increase in the proportion of larger jobs completed in the unconventional resource plays located in northwest Alberta and northeast British Columbia, combined with fewer lower-revenue fracturing jobs being completed in the shallow gas market of southern Alberta.

Revenue from the Company's coiled tubing operations in western Canada increased by $2.0 million from the comparable period in 2008 to $13.5 million in the first six months of 2009. During this period Calfrac completed 692 jobs for average revenue of $19,519 per job compared to 1,311 jobs for average revenue of $8,769 per job in the comparable period of 2008. The increase in the average revenue per job was due primarily to an increase in activity in the deeper reservoirs of western Canada, including the Horn River play, which generates fewer but higher-revenue jobs, as well as a reduction in coiled tubing activity in the shallow gas-producing regions of southern Alberta, which normally generate a high number of lower-revenue jobs.

Calfrac's Canadian cementing operations during the first six months of 2009 realized revenue of $3.6 million, a 62 percent decrease from the $9.4 million recorded in the corresponding period of 2008. For the six months ended June 30, 2009, the Company completed 305 jobs for average revenue of $11,745 per job, compared to 1,152 jobs for average revenue of $8,129 per job in the comparative period of 2008. The increase in average revenue per job was due primarily to a higher proportion of jobs being completed in the deeper basins of western Canada, offset slightly by competitive pricing pressures. The steep decline in the number of jobs was due mainly to the Company suspending its primary cementing operations in Canada during April 2009 and a reduction in the number of wells drilled in western Canada during the first quarter of 2009 as compared to the same period of 2008.

Operating Expenses

Operating expenses in Canada were $98.6 million during the first six months of 2009 versus $98.9 million in the same period of 2008. The very slight decrease in Canadian operating expenses was mainly due to lower fuel expenses offset by an increase in equipment repair expenses and $1.5 million of restructuring costs.

SG&A Expenses

SG&A expenses for Calfrac's Canadian operations were $4.9 million during the first six months of 2009, an increase of 7 percent from the corresponding period of 2008 due primarily to higher personnel costs.

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United States

Six Months Ended June 30,	2009	2008	Change
(000s, except operational information) (unaudited)	($)	($)	(%)
Revenue	111,496	82,642	35
Expenses			
Operating	90,955	57,236	59
SG&A	3,734	3,774	(1)
	94,689	61,010	55
Operating income(1)	16,807	21,632	(22)
Operating income (%)	15.1%	26.2%	(42)
Fracturing revenue per job ($)	93,575	61,932	51
Number of fracturing jobs	1,090	1,280	(15)
Cdn$/US$ average exchange rate(2)	1.2059	1.0061	20

(1) Refer to "Non-GAAP Measures" on page 16 for further information.
(2) Source: Bank of Canada.
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Revenue

Revenue from Calfrac's United States operations increased significantly during the first six months of 2009 to $111.5 million from $82.6 million in the comparable quarter of 2008. In the first six months of 2009, the Company completed 1,090 fracturing jobs in the United States for average revenue of $93,575 per job compared to 1,280 jobs for average revenue of $61,932 per job in the first six months of 2008. The increases in United States revenue and revenue per job were due primarily to higher fracturing activity in Arkansas combined with the appreciation in the value of the United States dollar, offset partially by lower fracturing activity in Colorado.

Revenue from the Company's United States cementing operations increased by $6.1 million from the comparable period in 2008 to $9.5 million in the first six months of 2009. During this period Calfrac completed 466 jobs for average revenue of $20,385 per job compared to 265 jobs for average revenue of $12,716 per job in the comparable period of 2008. The increase in the average revenue per job was due primarily to an increase in the completion of larger cementing jobs and the impact of the appreciation in the U.S. dollar.

Operating Expenses

Operating expenses in the United States were $91.0 million for the first six months of 2009, an increase of 59 percent from the comparative period in 2008 primarily due to a higher revenue base, the impact of the appreciation of the United States dollar versus the Canadian dollar, increased usage of proppant resulting from the completion of larger fracturing jobs, higher equipment repair expenses due to the same cause, as well as higher operating costs related to the increased scale and activity levels from the Company's cementing operations in Arkansas.

SG&A Expenses

SG&A expenses in the United States during the first six months of 2009 decreased by 1 percent from the comparable period in 2008 to $3.7 million primarily due to lower compensation expenses, offset partially by the appreciation of the United States dollar.

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Russia

Six Months Ended June 30,	2009	2008	Change
(000s, except operational information) (unaudited)	($)	($)	(%)
Revenue	34,158	29,934	14
Expenses			
Operating	22,629	23,476	(4)
SG&A	1,760	1,719	2
	24,389	25,195	(3)
Operating income(1)	9,769	4,739	106
Operating income (%)	28.6%	15.8%	81
Fracturing revenue per job ($)	75,863	138,735	(45)
Number of fracturing jobs	291	121	140
Cdn$/rouble average exchange rate(2)	0.0365	0.0421	(13)

(1) Refer to "Non-GAAP Measures" on page 16 for further information.
(2) Source: Bank of Canada.
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Revenue

During the first six months of 2009, the Company's revenue from Russian operations increased by 14 percent to $34.2 million from $29.9 million in the corresponding six-month period of 2008. Fracturing revenue in the first six months of 2009 was $22.1 million versus $16.8 million in the corresponding period of 2008. In the first six months of 2009, the Company completed 291 Russian fracturing jobs for average revenue of $75,863 per job compared to 121 jobs for average revenue of $138,735 per job in the comparable period of 2008.

Revenue from the Company's coiled tubing operations in Western Siberia during the first six months of 2009 decreased to $12.1 million from $13.1 million in the comparable period of 2008. During this period, Calfrac completed 265 jobs for average revenue of $45,592 per job compared to 207 jobs for average revenue of $63,513 per job in the comparable period of 2008.

In Russia, fracturing and coiled tubing revenue per job for the six months ended June 30, 2009 decreased from the comparable period in 2008 mainly due to smaller job sizes, lower annual contract pricing and the depreciation of the Russian rouble by 13 percent versus the Canadian dollar. Total revenue during the first six months of 2009 was higher than in the comparative six-month period in 2008 primarily due to the impact of the above-noted items being offset by higher fracturing and coiled tubing activity.

Operating Expenses

Operating expenses in Russia in the first six months of 2009 were $22.6 million compared to $23.5 million in the corresponding period of 2008. The decrease in operating expenses was primarily due to the depreciation in the Russian rouble against the Canadian dollar, offset partially by higher fracturing and coiled tubing activity.

SG&A Expenses

SG&A expenses in Russia were $1.8 million for the six-month period ended June 30, 2009 versus $1.7 million in the same period of 2008. The slight increase in SG&A expenses was primarily due to higher occupancy costs, offset partially by the depreciation of the Russian rouble.

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Latin America

Six Months Ended June 30,	2009	2008	Change
(000s, except operational information) (unaudited)	($)	($)	(%)
Revenue	27,857	12,391	125
Expenses			
Operating	21,329	13,405	59
SG&A	1,068	342	212
	22,397	13,747	63
Operating income (loss)(1)	5,460	(1,356)	503
Operating income (loss) (%)	19.6%	-10.9%	280
Cdn$/Mexican peso average exchange rate(2)	0.0872	0.0949	(8)
Cdn$/Argentine peso average exchange rate(2)	0.3265	0.3167	3

(1) Refer to "Non-GAAP Measures" on page 16 for further information.
(2) Source: Bank of Canada.
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Revenue

Calfrac's Latin America operations generated total revenue of $27.9 million during the first six months of 2009 versus $12.4 million in the comparable six-month period in 2008. For the six months ended June 30, 2009 and 2008, revenue generated through subcontractors was $6.1 million and $5.1 million, respectively. The increase in revenue was primarily due to higher fracturing activity and larger job sizes in Mexico combined with higher cementing activity in Argentina as these operations commenced during the second quarter of 2008.

Operating Expenses

Operating expenses in Latin America for the six months ended June 30, 2009 increased from the comparative period in 2008 by 59 percent to $21.3 million. This increase was due primarily to a higher revenue base plus increased product costs in Mexico related to the completion of larger fracturing jobs, combined with incremental expenses related to the Company's operations in Argentina which began during the second quarter of 2008.

SG&A Expenses

SG&A expenses in Latin America increased by $0.7 million from the comparable period of 2008 to $1.1 million in the first six months of 2009 primarily due to the Company's expanded scale of operations in Mexico and Argentina.

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Corporate

Six Months Ended June 30,	2009	2008	Change
(000s) (unaudited)	($)	($)	(%)
Expenses			

Operating	1,410	1,087	30
SG&A	7,164	7,250	(1)
	8,574	8,337	3
Operating loss(1)	(8,574)	(8,337)	(3)

(1) Refer to "Non-GAAP Measures" on page 16 for further information.
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Operating Expenses

Operating expenses primarily relate to manufacturing and R&D personnel located in the Corporate headquarters who directly support the Company's global field operations. The 30 percent increase in Corporate operating expenses from the first six months of 2008 is mainly due to an increase in the number of personnel directly supporting the Company's broader scale of operations.

SG&A Expenses

For the six months ended June 30, 2009, Corporate SG&A expenses decreased by 1 percent to $7.2 million, mainly due to lower stock-based compensation expenses.

Interest and Depreciation Expenses

The Company's net interest expense of $7.2 million for the first six months of 2009 represented an increase of $1.8 million from $5.4 million in the comparable period of 2008. This increase was primarily due to higher reported interest expense related to the Company's unsecured senior notes resulting from the appreciation in the value of the United States dollar and additional interest expense related to the $30.0 million drawdown on the Company's operating and revolving term credit facilities.

For the six months ended June 30, 2009, depreciation expense increased by 25 percent to $30.1 million from $24.1 million in the corresponding period of 2008, mainly as a result of the Company's larger fleet of equipment operating in North America and the appreciation in the value of the United States dollar.

Foreign Exchange Losses (Gains)

The Company incurred a foreign exchange loss of $2.1 million during the first six months of 2009 versus a foreign exchange gain of $1.5 million in the comparative six-month period of 2008. Foreign exchange gains and losses arise primarily from the translation of Calfrac's international operations in Russia, Mexico and Argentina using the temporal method. The change from a foreign exchange gain to a loss was mainly due to the depreciation of the Russian rouble against the Canadian dollar in the first quarter of 2009 as well as the impact of fluctuations in the exchange rate between the Canadian and United States dollar during the first half of 2009 and its effect on assets and liabilities held by the Company which are denominated in United States dollars.

Income Tax Expenses

The Company recorded income tax expense of $2.1 million during the first six months of 2009 and 2008, respectively. The effective income tax rate for the six months ended June 30, 2009 was negative 31 percent compared to an effective tax rate of 271 percent in the same period of 2008. The change in the effective income tax rate for the first six months of 2009 compared to the first half of 2008 is due to the change in the mix of taxable earnings and losses incurred in the countries in which the Company operates and the differing rates of income tax attributable to those earnings and losses.

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Liquidity and Capital Resources

	Three Months Ended June 30,		Six Months Ended June 30,	
	2009	2008	2009	2008
(000s) (unaudited)	($)	($)	($)	($)
Cash provided by (used in):				
Operating activities	23,026	17,375	37,011	28,953
Financing activities	(1,887)	1,518	13,113	6,775
Investing activities	(10,694)	(12,869)	(32,986)	(33,886)
Effect of exchange rate changes on cash and cash equivalents	(5,588)	(130)	(3,506)	1,570
Increase in cash and cash equivalents	4,857	5,894	13,632	3,412

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Operating Activities

The Company's cash flow from operating activities for the six months ended June 30, 2009 was $37.0 million versus $29.0 million in the comparable period in 2008 primarily due to a $14.0 million net change in non-cash working capital offset partially by a $5.9 million reduction in funds provided by operations (refer to "Non-GAAP Measures" on page 16). As at June 30, 2009, Calfrac had working capital of $111.9 million, an increase of $17.8 million from June 30, 2008. The increase in working capital was primarily due to an increase in inventory combined with lower accounts payable. The Company reviewed its quarter-end accounts receivable balance in detail and determined that a provision for doubtful accounts receivable totalling $1.1 million was adequate. The majority of this provision related to a customer that filed for Chapter 11 restructuring under United States bankruptcy law.

Financing Activities

Net cash provided by financing activities for the first six months of 2009 was $13.1 million compared to $6.8 million in the comparable period of 2008 as the Company drew $20.0 million on its revolving term credit facility and repaid $5.0 million on its operating line of credit during the first quarter of 2009. In addition, Calfrac received proceeds of $8.7 million from the issuance of common shares during the first six month of 2008 and no such amounts in the same period of 2009.

In February 2007, Calfrac completed a private placement of senior unsecured notes for an aggregate principal amount of US$135.0 million. These notes are due on February 15, 2015 and bear interest at 7.75 percent per annum.

The Company has additional credit facilities of $90.0 million with a syndicate of Canadian chartered banks. The operating line of credit is $25.0 million with advances bearing interest at either the bank's prime rate plus 0.75 percent, United States base rate plus 0.75 percent, LIBOR plus 2.25 percent or bankers' acceptances plus 2.25 percent. The revolving term loan is $65.0 million and bears interest at either the bank's prime rate plus 1.0 percent, United States base rate plus 1.0 percent, LIBOR plus 2.5 percent or bankers' acceptances plus 2.5 percent. As of June 30, 2009, the Company had drawn $10.0 million on its operating line of credit and $20.0 million on its

revolving term loan, with a further $60 million in immediately available credit should these funds be required.

At June 30, 2009, the Company had cash and cash equivalents of $50.1 million. A portion of these funds was invested in short-term investments, which consisted primarily of an overnight money market fund and is not exposed to any liquidity issues.

The Company pays semi-annual dividends to shareholders of $0.05 per common share at the discretion of the Board of Directors, which qualify as "eligible dividends" as defined by the Canada Revenue Agency. These dividends are funded by funds provided by operations and totalled $1.9 million in each of the first six months of 2009 and 2008.

Investing Activities

For the first six months of 2009, Calfrac's net cash used for investing activities was $33.0 million, down slightly from $33.9 million for the same period of 2008. Capital expenditures were $25.7 million in the first six months of 2009 compared to $34.2 million in the same period of 2008. Capital expenditures in 2009 were primarily related to increasing the pumping capacity of the Company's fracturing equipment fleet throughout North America.

On January 11, 2008, the Company acquired the remaining 70 percent of the common shares of ChemErgy Ltd. that it did not previously own for aggregate consideration of approximately $6.6 million. The purchase price was satisfied through the payment to the vendors of approximately $4.8 million in cash, the transfer of real property at a value of approximately $0.5 million and the issuance of 71,581 common shares of the Company with a value of approximately $1.3 million.

On January 4, 2008, the Company acquired all the shares of 1368303 Alberta Ltd. from a Canadian competitor for cash and share consideration totalling approximately $2.7 million. The Company issued 78,579 common shares with a value of approximately $1.3 million in conjunction with the acquisition, in addition to approximately $1.4 million of cash. All of the consideration paid was assigned to capital assets, as the acquired company had no assets or liabilities other than fracturing equipment.

Additionally, net cash used for investing activities was impacted by the net change in non-cash working capital from the purchase of capital assets.

The effect of changes in foreign exchange rates on the Company's cash and cash equivalents during the first six months of 2009 was a loss of $3.5 million versus a gain of $1.6 million during the same period of 2008. These gains relate to cash and cash equivalents held by the Company in a foreign currency.

With its strong working capital position, credit facilities and anticipated funds provided by operations, the Company expects to have adequate resources to fund its financial obligations and planned capital expenditures for 2009 and beyond.

Proposed Acquisition

Subsequent to June 30, 2009, the Company entered into an agreement to purchase the fracturing assets of a competitor for approximately $42.8 million. The purchase price is payable in cash less the Canadian dollar equivalent of an assumed debt of US$3.2 million. In addition, the Company will acquire approximately $3.5 million of the seller's parts and materials inventory. The transaction is expected to close on or about August 14, 2009. This acquisition is expected to be funded from the Company's cash on hand and available credit facilities. These fracturing assets are anticipated to be partially utilized within Calfrac's operations in the United States and the remaining equipment will be redeployed to support the Company's pressure pumping operations in Canada, Russia and Mexico.

Outstanding Share Data

The Company is authorized to issue an unlimited number of common shares. Employees have been granted options to purchase common shares under the

Company's shareholder-approved stock option plan. The number of shares reserved for issuance under the stock option plan is equal to 10 percent of the Company's issued and outstanding common shares. As at July 31, 2009, there were 37,741,561 common shares issued and outstanding, and 2,715,875 options to purchase common shares.

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Advisories

Forward-Looking Statements
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In order to provide Calfrac shareholders and potential investors with information regarding the Company and its subsidiaries, including management's assessment of Calfrac's plans and future operations, certain statements contained in this press release, including statements that contain words such as "anticipates", "can", "may", "expect", "believe", "intend", "forecast", "will", or similar words suggesting future outcomes, are forward-looking statements. Forward-looking statements in this document include, but are not limited to, statements with respect to future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, trends in the oil and natural gas industry and the Company's growth prospects including, without limitation, its international growth strategy and prospects. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions, expected future developments and other factors that it believes are appropriate in the circumstances, including assumptions related to commodity pricing, North American drilling activity and the expectation that access to capital will continue to be restricted for many of Calfrac's customers. Forward-looking statements are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from the Company's expectations. The most significant risk factors to Calfrac relate to prevailing economic conditions; commodity prices; sourcing, pricing and availability of raw materials, component parts, equipment, suppliers, facilities and skilled personnel; dependence on major customers; uncertainties in weather and temperature affecting the duration of the service periods and the activities that can be completed; and regional competition. Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Further information about these risks and uncertainties may be found under "Business Risks" below.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise, except as required pursuant to applicable securities laws.

Business Risks

The business of Calfrac is subject to certain risks and uncertainties. Prior to making any investment decision regarding Calfrac, investors should carefully consider, among other things, the risk factors set forth in the Company's most recently filed Annual Information Form, which risk factors are incorporated by reference herein.

The Annual Information Form is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Copies of the Annual Information Form may also be obtained on request without charge from Calfrac at 411 - 8th Avenue S.W., Calgary, Alberta T2P 1E3, or at www.calfrac.com, or by facsimile at 403-266-7381.

Non-GAAP Measures

Certain measures in this press release do not have any standardized meaning as prescribed under Canadian GAAP and are therefore considered non-GAAP measures. These measures include operating income, funds provided by operations and EBITDA. These measures may not be comparable to similar measures presented by other entities. These measures have been described and presented in this press release in order to provide shareholders and potential investors with additional information regarding the Company's financial results, liquidity and its ability to generate funds to finance its operations. Management's use of these measures has been disclosed further in this press release as these measures are discussed and presented.

Additional Information

Further information regarding Calfrac Well Services Ltd., including the most recently filed Annual Information Form, can be accessed on the Company's website at www.calfrac.com or under the Company's public filings found at www.sedar.com.

Second Quarter Conference Call

Calfrac will be conducting a conference call for interested analysts, brokers, investors and news media representatives to review its 2009 second quarter results at 10:00 a.m. (Mountain Daylight Time) on Friday, August 7, 2009. The conference call dial-in number is 1-866-250-4909 or 416-644-3430. The seven-day replay numbers are 1-877-289-8525 or 416-640-1917 (once connected, enter 21312102 followed by the number sign). A webcast of the conference call may be accessed via the Company's website at www.calfrac.com.

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CONSOLIDATED BALANCE SHEETS

As at	June 30, 2009	December 31, 2008
(000s) (unaudited)	($)	($)
ASSETS		
Current assets		
Cash and cash equivalents	50,124	36,492
Accounts receivable	74,666	120,048
Income taxes recoverable	5,160	6,681
Inventory	36,203	41,123
Prepaid expenses and deposits	6,617	5,813
	172,770	210,157
Capital assets	446,547	459,874
Goodwill	10,523	10,523
Future income taxes	17,062	11,218
	646,902	691,772
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	49,306	94,582
Bank loan (note 4)	10,000	15,000
Current portion of long-term debt (note 5)	1,600	-

	60,906	109,582
Long-term debt (note 5)	171,430	159,899
Other long-term liabilities	1,353	1,368
Future income taxes	23,989	24,815
Deferred credit	8,586	2,588
Non-controlling interest	123	44
	266,387	298,296
Shareholders' equity		
Capital stock (note 6)	168,813	168,813
Contributed surplus (note 7)	9,039	7,297
Retained earnings	200,523	211,652
Accumulated other comprehensive income	2,140	5,714
	380,515	393,476
	646,902	691,772

Contingencies (note 10)
Subsequent event (note 13)

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

	Three Months Ended June 30, 2009	2008	Six Months Ended June 30, 2009	2008
(000s, except per share data) (unaudited)	($)	($)	($)	($)
Revenue	104,727	94,657	285,115	240,283
Expenses				
Operating	92,029	86,234	234,973	194,120
Selling, general and administrative	8,646	9,431	18,663	17,694
Depreciation	15,187	12,285	30,115	24,095
Interest, net	3,500	2,687	7,188	5,381
Equity share of income from long-term investments	-	-	-	(122)
Foreign exchange losses (gains)	541	(84)	2,095	(1,509)
Gain on disposal of capital assets	(829)	(111)	(901)	(134)
	119,074	110,442	292,133	239,525
Income (loss) before income taxes and non-controlling interest	(14,347)	(15,785)	(7,018)	758
Income taxes				
Current	827	(2,320)	1,461	(2,422)
Future	(445)	2,043	683	4,474
	382	(277)	2,144	2,052

Loss before non-controlling interest	(14,729)	(15,508)	(9,162)	(1,294)
Non-controlling interest	41	(39)	80	(94)
Net loss for the period	(14,770)	(15,469)	(9,242)	(1,200)
Retained earnings, beginning of period	217,180	212,308	211,652	198,039
Dividends	(1,887)	(1,892)	(1,887)	(1,892)
Retained earnings, end of period	200,523	194,947	200,523	194,947
Loss per share				
Basic	(0.39)	(0.41)	(0.24)	(0.03)
Diluted	(0.39)	(0.41)	(0.24)	(0.03)

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME

	Three Months Ended June 30,		Six Months Ended June 30,	
	2009	2008	2009	2008
(000s) (unaudited)	($)	($)	($)	($)
Net loss for the period	(14,770)	(15,469)	(9,242)	(1,200)
Other comprehensive income				
Change in foreign currency translation adjustment	(6,132)	(277)	(3,574)	1,287
Comprehensive income (loss)	(20,902)	(15,746)	(12,816)	87
Accumulated other comprehensive income (loss), beginning of period	8,272	(4,640)	5,714	(6,204)
Other comprehensive income (loss) for the period	(6,132)	(277)	(3,574)	1,287
Accumulated other comprehensive income (loss), end of period	2,140	(4,917)	2,140	(4,917)

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended June 30,		Six Months Ended June 30,	

(000s) (unaudited)	2009 ($)	2008 ($)	2009 ($)	2008 ($)
CASH PROVIDED BY (USED IN)				
OPERATING ACTIVITIES				
Net loss for the period	(14,770)	(15,469)	(9,242)	(1,200)
Items not involving cash				
Depreciation	15,187	12,285	30,115	24,095
Amortization of debt issue costs	177	153	364	305
Stock-based compensation	767	1,129	1,742	1,456
Equity share of income from long-term investments	-	-	-	(122)
Gain on disposal of capital assets	(829)	(111)	(901)	(134)
Future income taxes (recovery)	(445)	2,043	683	4,474
Non-controlling interest	41	(39)	80	(94)
	128	(9)	22,841	28,780
Net change in non-cash operating assets and liabilities	22,898	17,384	14,170	173
	23,026	17,375	37,011	28,953
FINANCING ACTIVITIES				
Bank loan proceeds	-	-	5,000	-
Issuance of long-term debt	-	-	20,000	-
Bank loan repayments	-	-	(10,000)	-
Net proceeds on issuance of common shares	-	3,410	-	8,667
Dividends	(1,887)	(1,892)	(1,887)	(1,892)
	(1,887)	1,518	13,113	6,775
INVESTING ACTIVITIES				
Purchase of capital assets	(9,862)	(19,341)	(25,719)	(34,160)
Proceeds on disposal of capital assets	1,143	153	1,174	258
Acquisitions, net of cash acquired	-	-	-	(6,117)
Long-term investments and other	-	-	-	243
Net change in non-cash working capital from purchase of capital assets	(1,975)	6,319	(8,441)	5,890
	(10,694)	(12,869)	(32,986)	(33,886)
Effect of exchange rate changes on cash and cash equivalents	(5,588)	(130)	(3,506)	1,570
Increase in cash position	4,857	5,894	13,632	3,412
Cash and cash equivalents, beginning of period	45,267	36,622	36,492	39,104
Cash and cash equivalents,				

end of period	50,124	42,516	50,124	42,516

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2009
(figures in text and tables are in 000s except share data and certain other exceptions as indicated) (unaudited)

1. BASIS OF PRESENTATION

The interim financial statements of Calfrac Well Services Ltd. (the "Company") do not conform in all respects to the requirements of generally accepted accounting principles (GAAP) for annual financial statements. The interim financial statements should be read in conjunction with the most recent annual financial statements.

2. SEASONALITY OF OPERATIONS

The Company's Canadian business is seasonal in nature. The lowest activity levels are typically experienced during the second quarter of the year when road weight restrictions are in place and access to wellsites in Canada is reduced.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) The interim financial statements follow the same accounting policies and methods of application as the most recent annual financial statements, except for the adoption of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3064 Goodwill and Intangible Assets. Section 3064 replaces the previous Section 3062 and establishes standards for the recognition, measurement, presentation and disclosure of intangible assets and goodwill subsequent to its initial recognition. The adoption of Section 3064 has not had an impact on the Company's consolidated financial statements, as the provisions relating to goodwill are unchanged from the previous standard and the Company has no recognizable intangible assets.

(b) In 2006, the CICA Accounting Standards Board (AcSB) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, the AcSB confirmed in February 2008 that International Financial Reporting Standards (IFRS) will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. As the Company will be required to report its results in accordance with IFRS starting in 2011, the Company has developed its project plan which includes the following key elements:

- determine appropriate changes to accounting policies and required amendments to financial disclosures;

- identify and implement changes in associated processes and information systems;

- comply with internal control requirements; and

- educate and train internal and external stakeholders.

The Company is currently analysing accounting policy alternatives and identifying implementation options for the areas that have been identified as having the greatest potential impact to the Company's financial statements or the greatest risk in terms of complexity to implement. The areas identified to date include capital assets, impairment and foreign currency translation.

4. BANK LOAN

The Company has an operating loan facility of $25,000 payable on demand and bearing interest at the bank's prime rate plus 0.75 percent, of which $10,000 was drawn at June 30, 2009 (December 31, 2008 - $15,000). The facility is secured by a general security agreement over all Canadian and U.S. assets of the Company.

5. LONG-TERM DEBT

As at	June 30, 2009	December 31, 2008
(000s)	($)	($)
US$135,000 senior unsecured notes, due February 15, 2015 bearing interest at 7.75%, payable semi-annually	157,005	164,430
Less: unamortized debt issue costs	(3,975)	(4,531)
	153,030	159,899
$65,000 extendible revolving term loan facility bearing interest at the bankers' acceptance rate plus stamping fees of 2.50%, secured by a general security agreement over all Canadian and U.S. assets of the Company	20,000	-
	173,030	159,899
Less: current portion of long-term debt	(1,600)	-
	171,430	159,899

The fair value of the senior unsecured notes based on the closing price at June 30, 2009 was $135,024 (December 31, 2008 - $77,282).

The extendible revolving term loan facility is repayable in 15 equal quarterly principal instalments of $800 commencing March 31, 2010 plus a final payment of $8,000 on December 31, 2013, assuming the facility is not extended. The term and commencement of principal repayments under the facility may be extended by one year on each anniversary at the request of the Company and acceptance by the lenders. The Company also has the ability to prepay principal without penalty.

6. CAPITAL STOCK

Authorized capital stock consists of an unlimited number of common shares.

Continuity of Common Shares (year-to-date)	Shares	Amount
	(No.)	($000s)
Balance, January 1, 2009	37,741,561	168,813

Issued upon exercise of stock options	-	-
Issued on acquisitions	-	-
Purchased under Normal Course Issuer Bid	-	-
Balance, June 30, 2009	37,741,561	168,813

The weighted average number of common shares outstanding for the six months ended June 30, 2009 was 37,741,561 basic and 37,741,561 diluted (2008 - 37,557,750 basic and 37,597,814 diluted). The difference between basic and diluted shares for the six months ended June 30, 2008 was attributable to the dilutive effect of stock options issued by the Company and shares held in trust. All of the outstanding options disclosed in note 8 could be potentially dilutive in the future; however they were not included in the calculation of diluted shares for the six months ended June 30, 2009, as they would have an anti-dilutive effect.

7. CONTRIBUTED SURPLUS

Continuity of Contributed Surplus (year-to-date)	Amount
(000s)	($)
Balance, January 1, 2009	7,297
Stock options expensed	1,742
Stock options exercised	-
Balance, June 30, 2009	9,039

8. STOCK OPTIONS

Continuity of Stock Options (year-to-date)	Options	Average Exercise Price
	(No.)	($)
Balance, January 1, 2009	2,043,344	21.69
Granted during the period	847,500	8.41
Exercised for common shares	-	-
Forfeited	(102,006)	18.67
Expired	(35,000)	37.86
Balance, June 30, 2009	2,753,838	17.51

Stock options vest equally over three or four years and expire three-and-one-half or five years from the date of grant. The exercise price of outstanding options ranges from $8.35 to $31.16 with a weighted average remaining life of 3.36 years. When stock options are exercised the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, are added to capital stock.

9. CAPITAL STRUCTURE

The Company's capital structure is comprised of shareholders' equity and long-term debt. The Company's objectives in managing capital are (i) to maintain flexibility so as to preserve the Company's access to

capital markets and its ability to meet its financial obligations, and (ii) to finance growth, including potential acquisitions.

The Company manages its capital structure and makes adjustments in light of changing market conditions and new opportunities, while remaining cognizant of the cyclical nature of the oilfield services sector. To maintain or adjust its capital structure, the Company may revise its capital spending, adjust dividends paid to shareholders, issue new shares or new debt or repay existing debt.

The Company monitors its capital structure and financing requirements using, amongst other parameters, the ratio of long-term debt to cash flow. Cash flow for this purpose is defined as cash provided by operating activities before the net change in non-cash operating assets and liabilities as reflected in the consolidated statement of cash flows. The ratio of long-term debt to cash flow does not have any standardized meaning prescribed under GAAP, and may not be comparable to similar measures used by other companies.

At June 30, 2009, the long-term debt to cash flow ratio was 2.31:1 (December 31, 2008 - 1.98:1) calculated on a 12-month trailing basis as follows:

As at	June 30, 2009	December 31, 2008
(000s)	($)	($)
Long-term debt (net of unamortized debt issue costs) (note 5)	173,030	159,899
Cash flow	74,808	80,747
Long-term debt to cash flow ratio	2.31	1.98

The Company is subject to certain financial covenants relating to working capital, leverage and the generation of cash flow in respect of its operating and revolving credit facilities. These covenants are monitored on a monthly basis. The Company is in compliance with all such covenants.

The Company's capital management objectives, evaluation measures and targets have remained unchanged over the periods presented.

10. CONTINGENCIES

Greek Operations

As a result of the acquisition and amalgamation with Denison Energy Inc. ("Denison") in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, North Aegean Petroleum Company E.P.E. ("NAPC"), a Greek subsidiary of a consortium in which Denison participated (and which is now a majority-owned subsidiary of the Company), terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of former employees have filed claims against NAPC and the consortium alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and

that compensation amounting to approximately $11,112 (6,846 euros) plus interest was due to the former employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of former employees filed an appeal with the Supreme Court of Greece, which was heard on May 29, 2007. The Supreme Court of Greece allowed the appeal and sent the matter back to the Athens Court of Appeal for the consideration of damages. On June 3, 2008, the Athens Court of Appeal rejected NAPC's appeal of the Supreme Court of Greece's decision, and reinstated the award of the Athens Court of First Instance, which decision has been further appealed and is scheduled to be heard by the Supreme Court of Greece on November 3, 2009. Counsel to NAPC has obtained a judicial order entitling NAPC to obtain certain employment information in respect of the plaintiffs which is required in order to assess the extent to which the plaintiffs have mitigated any damages which may otherwise be payable. NAPC intends to vigorously defend the appeal decision before the Supreme Court of Greece both in relation to the merits of the plaintiffs' case as well as in respect of the quantum of any damages which may be awarded. In the event that an adverse ruling is issued by the Supreme Court of Greece, NAPC and the Company intend to assess available rights of appeal to any other levels of court in any jurisdiction where such an appeal is warranted.

Several other smaller groups of former employees have filed similar cases in various courts in Greece. One of these cases was heard by the Athens Court of First Instance on January 18, 2007. By judgment rendered November 23, 2007, the plaintiff's allegations were partially accepted, and the plaintiff was awarded damages of approximately $55 (34 euros), plus interest. NAPC's appeal of this decision was heard on June 2, 2009, but to date no judgment has been rendered. Another one of the lawsuits was heard by the Supreme Court of Greece on November 6, 2007, at which date the appeal of the plaintiffs was denied for technical reasons due to improper service. A rehearing of this appeal has been scheduled for September 22, 2009. The remaining action, which is seeking salaries in arrears of approximately $713 (439 euros) plus interest, is scheduled to be heard before the Athens Court of First Instance on October 1, 2009.

The direction and financial consequences of the potential decisions in these actions cannot be determined at this time and, consequently, no provision has been recorded in these financial statements.

11. COMPARATIVES

Certain comparatives have been reclassified to conform with the financial statement presentation adopted in the current period.

12. SEGMENTED INFORMATION

The Company's activities are conducted in four geographic segments: Canada, Russia, the United States and Latin America. All activities are related to fracturing, coiled tubing, cementing and well stimulation services for the oil and gas industry.

	Canada	Russia	United States
(000s)	($)	($)	($)
Three Months Ended June 30, 2009			
Revenue	26,529	19,193	42,954
Operating income (loss)(1)	(1,320)	6,593	(433)

Segmented assets	267,928	106,641	240,777
Capital expenditures	2,586	1,077	5,796
Goodwill	7,236	979	2,308
Three Months Ended June 30, 2008			
Revenue	32,231	15,057	41,767
Operating income (loss)(1)	(8,812)	3,029	10,269
Segmented assets	257,807	105,606	204,838
Capital expenditures	8,078	343	9,902
Goodwill	7,236	979	2,308
Six Months Ended June 30, 2009			
Revenue	111,604	34,158	111,496
Operating income (loss)(1)	8,017	9,769	16,807
Segmented assets	267,928	106,641	240,777
Capital expenditures	12,392	1,436	10,790
Goodwill	7,236	979	2,308
Six Months Ended June 30, 2008			
Revenue	115,316	29,934	82,642
Operating income (loss)(1)	11,791	4,739	21,632
Segmented assets	257,807	105,606	204,838
Capital expenditures	11,110	886	19,345
Goodwill	7,236	979	2,308

	Latin America	Corporate	Consolidated
(000s)	($)	($)	($)
Three Months Ended June 30, 2009			
Revenue	16,051	-	104,727
Operating income (loss)(1)	3,149	(3,937)	4,052
Segmented assets	31,556	-	646,902
Capital expenditures	403	-	9,862
Goodwill	-	-	10,523
Three Months Ended June 30, 2008			
Revenue	5,602	-	94,657
Operating income (loss)(1)	(750)	(4,744)	(1,008)
Segmented assets	16,765	-	585,016
Capital expenditures	1,018	-	19,341
Goodwill	-	-	10,523
Six Months Ended June 30, 2009			
Revenue	27,857	-	285,115
Operating income (loss)(1)	5,460	(8,574)	31,479
Segmented assets	31,556	-	646,902
Capital expenditures	1,101	-	25,719
Goodwill	-	-	10,523
Six Months Ended June 30, 2008			
Revenue	12,391	-	240,283
Operating income (loss)(1)	(1,356)	(8,337)	28,469
Segmented assets	16,765	-	585,016

Capital expenditures	2,819	-	34,160
Goodwill	-	-	10,523

(1) Operating income (loss) is defined as net income (loss) plus depreciation, interest, equity share of net income from long-term investments, foreign exchange gains or losses, gains or losses on disposal of capital assets, income taxes and non-controlling interest.

The following table sets forth consolidated revenue by service line:

	Three Months Ended June 30,		Six Months Ended June 30,	
	2009	2008	2009	2008
(000s)	($)	($)	($)	($)
Fracturing	84,997	77,617	237,789	197,407
Coiled tubing	10,967	10,436	25,589	24,644
Cementing	5,780	4,638	15,602	13,145
Other	2,983	1,966	6,135	5,087
	104,727	94,657	285,115	240,283

13. SUBSEQUENT EVENT

Subsequent to June 30, 2009, the Company entered into an agreement to purchase the fracturing assets of a competitor for approximately $42.8 million. The purchase price is payable in cash less the Canadian dollar equivalent of an assumed debt of US$3.2 million. In addition, the Company will acquire approximately $3.5 million of the seller's parts and materials inventory. The transaction is expected to close on or about August 14, 2009.

>>

%SEDAR: 00002062E

/For further information: Douglas R. Ramsay, President and Chief Executive Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Laura A. Cillis, Senior Vice President, Finance and Chief Financial Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Tom J. Medvedic, Senior Vice President, Corporate Development, Telephone: (403) 266-6000, Fax: (403) 266-7381/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 00:30e 07-AUG-09